File Number 812-14410

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) and 57(a)(4) AND RULE 17d-1

ALTEGRIS KKR COMMITMENTS MASTER FUND — APPLICANT
ALTEGRIS ADVISORS, L.L.C. — CO-APPLICANT
1200 Prospect Street, Suite 400
La Jolla, CA 92037

STEPSTONE GROUP LP, — CO-APPLICANT
STEPSTONE GROUP REAL ASSETS LP,

STEPSTONE GROUP REAL ESTATE LP,

CGR/PE, LLC,

STEPSTONE AMP OPPORTUNITIES FUND, L.P.,

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014,

STEPSTONE CAPITAL PARTNERS III, L.P.,

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.,

SCP III HOLDING SCS,

STEPSTONE FERRO OPPORTUNITIES FUND, L.P.,

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.,

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.,

,STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.,

STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, SCSp,

STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.,

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P.,

STEPSTONE KF INFRASTRUCTURE FUND, L.P.,

STEPSTONE KF PRIVATE EQUITY FUND, L.P.,

STEPSTONE NPS INFRASTRUCTURE FUND, L.P.,

STEPSTONE NPS PRIVATE EQUITY FUND, L.P.,

STEPSTONE Rivas PRIVATE EQUITY FUND, L.P.,

STEPSTONE FSS OPPORTUNITIES FUND, L.P.,

LEXINGTON C/RE, LLC,

STEPSTONE REAL ESTATE PARTNERS III, L.P.,

STEPSTONE AMP (GP), LLC,

STEPSTONE ATLANTIC (GP), L.P.,

STEPSTONE CAPITAL III (GP), LLC,

STEPSTONE EUROPEAN FUND GP S.À R.L.,

STEPSTONE FERRO (GP), LLC,

STEPSTONE K OPPORTUNITIES (GP), LLC,

STEPSTONE SECONDARIES II (GP), LLC,

STEPSTONE SECONDARIES III (GP), S.À R.L.,

STEPSTONE SECONDARIES III (GP), LLC,

STEPSTONE UWF SECONDARIES (GP), L.P.,

STEPSTONE KF (GP), LLC,

STEPSTONE NPS SIERA (GP), LLC,

STEPSTONE NPS PE (GP), LLC,

STEPSTONE RIVAS (GP), LLC,

STEPSTONE FSS (GP), LLC,

and

STEPSTONE REP III (GP), LLC

885 Third Avenue, 17th Floor

New York, NY 10022

212-351-6121

All Communications, Notices and Orders to:
Jason Ment, Esq.
Partner, General Counsel and Chief Compliance Officer
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

Copies to:
Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Streets
Philadelphia, PA 19103
(215) 981-4893

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Altegris KKR Commitments Master Fund, Altegris Advisors, LLC, StepStone Group LP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., SCP III Holding SCS, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, SCSp, StepStone Secondary Opportunities Fund, III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Infrastructure Fund, L.P., StepStone KF Private Equity Fund, L.P., StepStone NPS Infrastructure Fund, L.P., StepStone NPS Private Equity Fund, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone FSS Opportunities Fund, L.P., Lexington C/RE, LLC, StepStone Real Estate Partners III, L.P., StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro (GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone

AMENDMENT NO. 6 TO THE APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) and RULE 17d-1 thereunder

FSS (GP), LLC, and StepStone REP III (GP), LLC

Investment Company Act File No.: 812-14410

The following entities hereby request an Order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d)  and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),(1) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•                  Altegris KKR Commitments Master Fund (the “Company” ). The Company is a registered investment company under the 1940 Act.

•                  Altegris Advisors, L.L.C. “Altegris Advisors” means Altegris Advisors, L.L.C., or any future investment adviser that (i) controls, is controlled by or is under common control with Altegris Advisors, L.L.C. (ii) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity (as defined below).

•                  StepStone Group LP (the “StepStone Group”). “StepStone Affiliated Advisers” means the StepStone Group, its affiliated investment advisers set forth below (collectively the “Existing StepStone Affiliated Advisers”), or any future investment adviser that (i) controls, is controlled by or is under common control with StepStone Group (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity. The term “Advisor” means any Altegris Advisor or any StepStone Affiliated Adviser.

a.              StepStone Group Real Assets LP,

b.              StepStone Group Real Estate LP,

c.               StepStone AMP (GP), LLC,

d.              StepStone Atlantic (GP), L.P.,

e.               StepStone Capital III (GP), LLC,

f.                StepStone European Fund GP S.à r.l.,

g.               StepStone Ferro (GP), LLC,

h.              StepStone K Opportunities (GP), LLC,

i.                  StepStone Secondaries II (GP), LLC,

j.                 StepStone Secondaries III (GP), S.à r.l.,

k.              StepStone Secondaries III (GP), LLC,

l.                  StepStone UWF Secondaries (GP), L.P.,

m.          StepStone KF (GP), LLC,

(1) Unless otherwise indicated, all Section and Rule references herein are to the 1940 Act and rules promulgated thereunder.

n.              StepStone NPS Siera (GP), LLC,

o.              StepStone NPS PE (GP), LLC,

p.              StepStone Rivas (GP), LLC,

q.              StepStone FSS (GP), LLC,

r.                 StepStone REP III (GP), LLC.

•                  The investment funds set forth below, each of which is an entity whose investment adviser is a StepStone Affiliated Adviser and that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act (collectively, the “Existing Affiliated Investors” and, together with the Company and the Advisors, the “Applicants”)(each entity is described more fully below under the heading: “I. General Description of the Applicants, D. Existing Affiliated Investors of StepStone”).

a.              CGR/PE, LLC (a 3(c)(7) fund),

b.              STEPSTONE AMP OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

c.               STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS SERIES 1 2014 (a 3(c)(7) fund),

d.              STEPSTONE CAPITAL PARTNERS III, L.P. (a 3(c)(7) fund),

e.               STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),

f.                SCP III Holding SCS, (a 3(c)(7) fund),

g.               STEPSTONE FERRO OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

h.              STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),

i.                  STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P. (a 3(c)(7) fund),

j.                 STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P. (a 3(c)(7) fund),

k.              STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, SCSp (a 3(c)(7) fund),

l.                  STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P. (a 3(c)(7) fund),

m.          STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

n.              STEPSTONE KF INFRASTRUCTURE FUND, L.P. (a 3(c)(7) fund),

o.              STEPSTONE KF PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),

p.              STEPSTONE NPS INFRASTRUCTURE FUND, L.P. (a 3(c)(7) fund),

q.              STEPSTONE NPS PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),

r.                 STEPSTONE Rivas PRIVATE EQUITY FUND, L.P. (a 3(c)(7) fund),

s.                STEPSTONE FSS OPPORTUNITIES FUND, L.P. (a 3(c)(7) fund),

t.                 LEXINGTON C/RE, LLC (a 3(c)(7) fund), and

u.              STEPSTONE REAL ESTATE PARTNERS III, L.P. (a 3(c)(7) fund).

The relief requested in this application for an Order (the “Application”) would allow one or more Regulated Entities(2) and/or one or more Affiliated Investors(3) to participate in

(2) Regulated Entity” means the Company and any Future Regulated Entity. “Future Regulated Entity” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC, (b) whose investment adviser is an Altegris Advisor and (c) whose investment subadviser is a StepStone Affiliated Adviser. Section 2(a)(48) defines a “BDC” to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

(3) “Affiliated Investor” means (a) the Existing Affiliated Investors and (b) any Future Affiliated Investor.  “Future Affiliated Investor” means any entity (a) whose investment adviser is a StepStone Affiliated Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”).  For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries.(4)  A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of Rule 17d-1 and Section 57(a)(4).  Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.  Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.  The board of directors or trustees (the

(4) “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act.

All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies.  A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

“Board”)(5) of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place.  If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.(6)

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

I.                                        General Description of Applicants

A.                                    The Company

The Company was organized under Delaware law as a statutory trust on April 22, 2014, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company.  The Company’s principal place of business is 1200 Prospect Street, Suite 400, La Jolla, CA 92037.  The Company is a registered investment company under the 1940 Act.  The Company seeks long-term capital appreciation and intends to allocate at least 80% of the Company’s assets to private equity-type investments sponsored or advised by Kohlberg Kravis Roberts & Co. L.P. (“Kohlberg Kravis Roberts”) or an affiliate of Kohlberg Kravis Roberts (collectively with its affiliates, “KKR”), including primary offerings and secondary acquisitions of interests in alternative investment funds that pursue private equity strategies and co-investment opportunities in operating companies presented by such KKR investment funds. The Company may at any time determine to allocate its assets to investments not sponsored, issued by or otherwise linked to, KKR, or its affiliates and to strategies and asset classes not representative of private equity.

The Company has a five (5) member Board, which currently includes four (4) persons who are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the Act.(7)

(5) The term “Board” refers to the board of trustees of the Company and the board of directors or trustees of any other Regulated Entity, as the context may require.

(6) See, e.g., Massachusetts Mutual Life Insurance Company (pub. avail.  June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail.  July 28, 2000) and SMC Capital, Inc. (pub. avail.  Sept. 5, 1995).

(7) The term “Independent Trustees” refers to the trustees or directors of any Regulated Entity that are not “interested persons” of the Regulated Entity within the meaning of Section 2(a)(19) of the 1940 Act.

No Independent Trustee of a Regulated Entity will have a financial interest in any Co-Investment Transaction.

B.            Altegris Advisors, L.L.C.

Altegris Advisors, L.L.C. serves as the investment adviser of the Company and either it or another Altegris Advisor will serve as the investment adviser to any Future Regulated Entities. Altegris Advisors, L.L.C. was formed under Delaware law as a limited liability company on February 26, 2010, and is registered with the Commission as an investment adviser under the Advisers Act.

C.            StepStone Affiliated Advisers

StepStone Group serves as the sub-adviser to the Company and either it or another StepStone Affiliated Adviser will serve as the sub-adviser to any Future Regulated Entities.  StepStone Group is a Delaware limited partnership formed on January 3, 2007, and is registered with the Commission as an investment adviser under the Advisers Act.  StepStone Group or another StepStone Affiliated Adviser serves as the investment adviser to each Existing Affiliated Investor.

Each Existing StepStone Affiliated Adviser either directly or indirectly controls, is controlled by, or is under common control with StepStone Group, and is registered as an investment adviser under the Advisers Act.

Altegris Advisors and the StepStone Affiliated Advisers are not affiliated persons, or affiliated persons of affiliated persons (as defined in the 1940 Act).

D.            Existing Affiliated Investors of StepStone Group

a.             CGR/PE, LLC is a Delaware limited liability company that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Group is the manager of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

b.             StepStone AMP Opportunities Fund, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone AMP (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

c.             StepStone Atlantic Fund, L.P. - Private Markets Series 1 2014 is a Delaware series limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Atlantic (GP), L.P., a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds, acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

d.             StepStone Capital Partners III, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

e.             StepStone Capital Partners III Offshore Holdings, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Capital III (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

f.             SCP III Holding SCS is a Luxembourg société en commandite simple that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of the feeder fund entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone European Fund GP S.à r.l., a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

g.             StepStone Ferro Opportunities Fund, L.P. is a Cayman Islands exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone Ferro (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

h.             StepStone K Strategic Opportunities Fund II, L.P. is a Cayman Islands exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone K Opportunities (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

i.              StepStone Secondary Opportunities Fund II Offshore Holdings, L.P. is a Cayman Islands exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity in the US to US Persons qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and acquiring interests in third party managed private equity funds in the secondary markets.

j.              StepStone Secondary Opportunities Fund II, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries II (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and  acquiring interests in third party managed private equity funds in the secondary market.

k.             StepStone Secondary Opportunities Fund III Offshore Holdings, SCSp is a Luxembourg société en commandite spécial that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act. StepStone Secondaries III (GP), S.à r.l., a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and acquiring interests in third party managed (and StepStone Affiliated Advisers managed) private equity funds in the secondary market.

l.              StepStone Secondary Opportunities Fund III, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Secondaries III (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and acquiring interests in third party managed private equity funds in the secondary market.

m.           StepStone UWF Secondary Opportunities Fund, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone UWF Secondaries (GP), L.P., a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market.

n.             StepStone KF Infrastructure Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone KF (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio.  This Existing Affiliated Investor seeks to invest in infrastructure investments by co-investing in transactions alongside third party managed infrastructure funds.

o.             StepStone KF Private Equity Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone KF (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

p.             StepStone NPS Infrastructure Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone NPS Siera (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio.  This Existing Affiliated Investor seeks to invest in infrastructure investments by co-investing in transactions alongside third party managed infrastructure funds.

q.             StepStone NPS Private Equity Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone NPS PE (GP),

LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by co-investing in transactions alongside third party managed private equity funds.

r.              StepStone Rivas Private Equity Fund, L.P. is a Cayman Island exempted limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone Rivas (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for the management of the portfolio. This Existing Affiliated Investor seeks to invest in private equity investments by making primary commitments to third party managed private equity funds and co-investing in transactions alongside third party managed private equity funds.

s.             StepStone FSS Opportunities Fund, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation S under the Securities Act.  StepStone FSS (GP), LLC, a StepStone Affiliated Adviser, is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in private equity investments by acquiring interests in third party managed private equity funds in the secondary market and co-investing in transactions alongside third party managed private equity funds.

t.              Lexington C/RE, LLC is a Delaware limited liability company that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone Group Real Estate LP is the manager of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in real estate investments by making primary commitments to third party managed real estate funds, acquiring interests in third party managed real estate funds and co-investing in transactions alongside third party managed real estate funds.

u.             StepStone Real Estate Partners III, L.P. is a Delaware limited partnership that would be an investment company but for section 3(c)(7) of the 1940 Act, and securities offerings of this entity qualify for an exemption from registration under the Securities Act pursuant to Regulation D under the Securities Act.  StepStone REP III (GP), LLC is the general partner of this Existing Affiliated Investor and is responsible for management of its portfolio.  This Existing Affiliated Investor seeks to invest in real estate investments by acquiring interests in third party managed real estate funds and co-investing in transactions alongside third party managed real estate funds.

The investment adviser for the Existing Affiliated Investors listed above in subparagraphs n, p and u is StepStone Group Real Estate LP.  The investment adviser for all of the other Existing Affiliated Investors listed above is StepStone Group.

II.            RELIEF FOR PROPOSED CO-INVESTMENTS

A.            Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.             Mechanics of the Co-Investment Program

As previously described, Altegris Advisors, LLC serves as the Company’s investment adviser and either it or another Altegris Advisor will serve in the same capacity to any Future Regulated Entity, and StepStone Group serves as the Company’s sub-adviser and either it or another StepStone Affiliated Adviser will serve in the same capacity to any Future Regulated Entity. In these roles, Altegris Advisors, LLC is responsible for the overall management of the Company’s activities, and StepStone Group is responsible for the day-to-day management of the Company’s investment portfolio, in each case consistent with their fiduciary duties. Altegris Advisors, LLC provides investment advisory services under an investment advisory agreement with the Company (as amended from time to time). StepStone Group provides investment advisory services under an investment sub-advisory agreement by and among the Company, Altegris Advisors, LLC and StepStone Group (as amended from time to time). The investment process is a collaborative effort between the Advisors. Importantly, the relationship between the Advisors is arm’s length, and the subadvisory agreement may be terminated by the Board, Altegris Advisors, LLC, StepStone Group, or the Company’s Shareholders, without payment of a penalty, on 60 days’ prior written notice.

StepStone Group has established an investment committee that must approve each portfolio investment of a Regulated Entity. The investment committee will meet regularly to discuss potential investments and review the Regulated Entities’ portfolios.  In all events, StepStone Group will consult its investment committee before recommending Follow-On Investments (as defined below).

Although a StepStone Affiliated Adviser will identify and recommend investments for each Regulated Entity, prior to any investment by the Regulated Entity, the StepStone Affiliated Advisers will present each proposed investment to the relevant Altegris Advisor which has the authority to approve or reject all investments proposed for the Regulated Entity by a StepStone Affiliated Adviser. Through this authority to approve or reject any investment proposed by the StepStone Affiliated Adviser, the applicable Altegris Advisor will have ultimate authority with respect to each Regulated Entity’s investments, subject in each case to the oversight of the relevant Board.  The Altegris Advisors will not source any Potential Co-Investment Transactions under the requested Order.

StepStone Affiliated Advisers will periodically determine that certain investments a StepStone Affiliated Adviser recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated  Entities and/or one or more Affiliated Investors as Potential Co-Investment Transactions.(8)  Such a determination may result in the Regulated Entity,

(8)  Applicants’  requested Order would enable the Company, other Regulated Entities and various Affiliated Investors to (a) invest jointly among themselves in private placement transactions in which a StepStone Affiliated Adviser negotiates (i) price and (ii) terms in addition to price (“Covered Private Placements”); and (b) make Follow-On Investments, as defined below, in Covered Private Placements of such issuers, in accordance with the Conditions set forth herein..

one or more other Regulated Entities, and /or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of a StepStone Affiliated Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors.  Following issuance of the requested Order, in such cases, the Advisors to all such Regulated Entities will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

For each such investment opportunity, the Advisors to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies.(9)  If the Advisors to a Regulated Entity determine that the opportunity is appropriate for the Regulated Entity (and the applicable Altegris Advisor approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Advisors will present the investment opportunity to the trustees or directors of the Regulated Entity eligible to vote under Section 57(o) of the 1940 Act (the “Eligible Trustees”) prior to the actual investment by the Regulated Entity.  As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of Section 57(o) of the 1940 Act(“Required Majority”).(10)

StepStone Group’s investment committee approves client allocations based on StepStone Group’s allocation policy through which StepStone Group will carry out its obligation under condition 1 (set out below) to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity.  In the case of a Potential Co-Investment Transaction, the applicable StepStone Affiliated Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a).  We note that each StepStone Affiliated Adviser has developed a robust allocation process as part of its overall compliance policies and procedures.  Each

(9)  Objectives and Strategies” means the Company’s and each other Regulated Entity’s investment objectives and strategies, as described in the Company’s and each other Regulated Entity’s respective registration statement on Form  N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

(10) In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o).  As defined in Section 57(o), “Required Majority” means “both a majority of a business development company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.”

StepStone Affiliated Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time.  While each client of a StepStone Affiliated Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client would participate in investment opportunities fairly and equitably.

Once the applicable StepStone Affiliated Adviser determined a proposed allocation for a Regulated Entity, such StepStone Affiliated Adviser would notify the applicable Altegris Advisor of the Potential Co-Investment Transaction and the StepStone Affiliated Adviser’s recommended allocation for such Regulated Entity.  The applicable Altegris Advisor would review the StepStone Affiliated Adviser’s  recommendation for the Regulated Entity and would have the ability to ask questions of the StepStone Affiliated Adviser and request additional information from the StepStone Affiliated Adviser.  If the applicable Altegris Advisor approved the investment for the Regulated Entity, the investment and all relevant allocation information would then be presented to the Regulated Entity’s Board for its approval in accordance with the conditions of this Application.

Applicants believe the investment review process that will unfold between the StepStone Affiliated Advisers and Altegris Advisors prior to seeking approval from the Regulated Entity’s Board is significant and provides for additional procedures and processes to ensure that each Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

With respect to Affiliated Investors that are relying on the Order, all StepStone Affiliated Advisers are subject to the same robust allocation process.  As a result, all Potential Co-Investment Transactions that are presented to any StepStone Affiliated Adviser would also be presented to each StepStone Affiliated Adviser sub-advising a Regulated Entity which, as required by condition 1, would make an independent determination with the applicable Altegris Advisor of the appropriateness of the investments for each Regulated Entity.  Therefore, we believe these allocation policies and procedures will ensure the Applicants’ ability to comply with the conditions with respect to Affiliated Investors for which a StepStone Affiliated Adviser serves as investment adviser.

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies, but (2) were not made available to such Regulated Entity.  This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity.  Presently, StepStone Group’s allocation procedures prohibit the Company from participating in Potential Co-Investment Transactions.  As a result, StepStone Group’s allocation process records investments in which the Company would have been able to invest but for them not having been granted exemptive relief.  If the relief sought by this Application is granted, StepStone Group will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof.  StepStone Group’s allocation process is capable of tracking all of the information required by condition 4, which will be presented to Altegris Advisors and the applicable Regulated Entity’s Board as described herein.

With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity.  If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity’s Eligible Trustees.  A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

If an Advisor or its principals or any person controlling, controlled by, or under common control with the Advisor or its principals, and any Affiliated Investor (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Advisor or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly.  The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

2.             Reasons for Co-Investing

It is expected that co-investment in Covered Private Placements and portfolio investments by a Regulated Entity, one or more other Regulated Entities, and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity.  The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio investments. A closed-end fund or BDC that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.  In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code.  Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer.  In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

In view of the foregoing, in cases where a StepStone Affiliated Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles in order to secure the investment.  The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable a Regulated Entity to participate in larger financing commitments, which would, in turn, be expected to increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Entity.  Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders.  For example, a Regulated Entity may lose some investment opportunities if the Advisors cannot provide “one-stop” financing to a potential portfolio investment.  Portfolio investments may reject an offer of funding arranged by the Advisors due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisors to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities.  With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there should be an increase in the number of opportunities accessible to the Regulated Entity.

The Advisors and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies.  If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement.  This will place the Regulated Entities at a material disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the Regulated Entity and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio.  Enhanced selectivity and more favorable deal terms, pricing and structure would also likely lead to closer relationships between the Regulated Entity and its portfolio investments, all of which should create enhanced value for the Regulated Entity and its shareholders.

The Advisors and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to exercise greater influence on the portfolio investments in which the Regulated Entities and the Affiliated Investors co-invest.

B.            Applicable Law

1.             Section 17(d) of the 1940 Act and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant.  Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or a controlled company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed, is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which such participation is on a basis different from, or less advantageous than, that of other participants.

Section 2(a)(3)(E) of the 1940 Act provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company.  Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.  Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

2.             Section 57 of the 1940 Act and Rule 57b-1 thereunder

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant.  Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).   Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

C.            Need For Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity.   The Regulated Entities, by virtue of each having an Altegris Advisor, may be deemed to be under common control and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively, including the sub-adviser. Thus, a StepStone Affiliated Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described by Sections 17(d) and 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.  In addition, because the StepStone Affiliated Advisers are “affiliated persons” of other StepStone Affiliated Advisers, Affiliated Investors advised by any of them could be deemed to be persons related to Regulated Entities (or a company controlled by a Regulated Entity) in a manner described by Sections 17(d) and 57(b) and also prohibited from participating in the Co-Investment Program.

D.            Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d), 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.            Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.(11)  Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  Applicants further submit that the involvement of a sub-adviser does not raise any legal or policy concerns that are different from those considered in the precedent applications because the sub-advisory agreement requires StepStone Affiliated Advisers to present each proposed investment by a Regulated Entity to Altegris Advisors which has ultimate authority with respect to the Regulated Entity’s investments. Applicants also note that the Commission has granted co-investment relief to permit a BDC and its SBIC subsidiary to co-invest with another fund.(12)

F.            Applicants’ Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

(11)  See, e.g., Garrison Capital Inc., et al. (File No. 812-14097),  Release No.  IC-31409 (Jan. 12, 2015) (order), Release No.  IC-31373 (Dec. 15, 2014) (notice); Monroe Capital Corporation, et al., (File No. 812-14028), Release No.  IC-31286 (Oct. 15, 2014) (order), Release No.  IC-31253 (Sept. 19, 2014) (notice); Corporate Capital Trust Inc., et al., (File No. 812-13844), Release No. IC 30526 (May 21, 2013) (order), Release No.  IC-30494 (April 25, 2013) (notice).

(12)   See, e.g., Garrison Capital Inc., et al., op. cit. fn. 11.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a closed-end fund (or BDC) is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly.  The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisors would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them.  Because many attractive investment opportunities for a Regulated Entity will also be attractive investment opportunities for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise.  For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by a StepStone Affiliated Adviser to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital(13) for investment in the asset class being allocated, up to the amount proposed to be invested by each.  Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions.  Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction.  Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors

(13)  “Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

and do not involve overreaching by any person concerned, including Altegris Advisors or StepStone Affiliated Advisers.  Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

III.          Applicants’ Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following Conditions:

1.             Each time a StepStone Affiliated Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then current Objectives and Strategies, the Advisors to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

a.             If the Advisors to a Regulated Entity deem participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisors will then determine an appropriate level of investment for such Regulated Entity.

b.             If the aggregate amount recommended by the Advisors to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.  The Advisors to each participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

c.             After making the determinations required in Conditions 1 and 2(a) above, the Advisors to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration.  A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.              the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

ii.             the Potential Co-Investment Transaction is consistent with:

(A)          the interests of the Regulated Entity’s shareholders; and

(B)          the Regulated Entity’s then-current Objectives and Strategies;

iii.            the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that if another Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit a Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

(A)          the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)          the Advisors to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)          any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

iv.            the proposed investment by the Regulated Entity will not benefit the Advisors, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3.             Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.             The Advisors will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity.  All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.             Except for Follow-On Investments made in accordance with Condition 8,(14) a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6.             A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor.  The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Conditions 2(c)(iii)(A), (B) and (C) are met.

7.

a.             If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Advisors will: (i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and (ii) formulate a recommendation as to participation by each Regulated Entity in the disposition.

b.             Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c.             A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Regulated Entity’s Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition.  In all other cases, the Advisors will provide their written recommendation as to the Regulated Entity’s participation to the Eligible

(14)  This exception applies only to follow on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

d.             Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the disposition.

8.

a.             If any Regulated Entity or Affiliated Investor desires to make a “Follow-On Investment” (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisors will: (i) notify each Regulated Entity of the proposed transaction at the earliest practical time; and (ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b.             A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Advisors will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests.

c.             If, with respect to any Follow-On Investment: (i) the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the Follow-On Investment; and (ii) the aggregate amount recommended by the Advisors to be invested by the Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

d.             The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9.             The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order.  In addition, the Independent Trustees will consider at least annually the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions.

10.          Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

11.          No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisors under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.          Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable)(15) received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by an Advisor pending consummation of the transaction, the fee will be deposited into an account maintained by the Advisor at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction.  None of the other Regulated Entities, Affiliated Investors, the Advisors nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisors, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

14.          The Advisors to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the

(15) . Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

foregoing conditions.  These policies and procedures will require, among other things, that each of the Advisors to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.          If the Holders own in the aggregate more than 25 percent of the shares of a Regulated Entity, then the Holders will vote such shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

IV.          Procedural Matters

A.            Communications

Pursuant to Rule 0-2(f) under the Act Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Jason Ment, Esq.
Partner, General Counsel and CCO
StepStone Group LP
885 Third Avenue, 17th Floor
New York, NY 10022
212-351-6121

Please address any questions, and a copy of any communications, concerning this Application and the Notice and Order to:

Gregory J. Nowak, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
18th & Arch Street
Philadelphia, PA 19103
(215) 981-4893

B.            Authorizations

In accordance with Rule 0-2(c) under the Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Ken McGuire is authorized to sign and file this document on behalf of Altegris Advisors, L.L.C. (in his capacity as President and Chief Operating Officer) and/or as an authorized person of  Altegris KKR Commitments Master Fund (in his capacity as Treasurer and Principal Accounting Officer).  Jason Ment, Esq. is authorized to sign and file this document on behalf of each applicable Applicant (in his capacity as a Partner, General Counsel and CCO of StepStone

Group and/or as an authorized person of each such Applicant).  The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit A-1 and Exhibit A-2 of this Application.

At a meeting held on September 12, 2014, the Boards of Trustees of the Company unanimously adopted the following resolution authorizing the filing of this Application on behalf of the Company, which resolution remains in full force and effect:

VOTED:                                              That the officers of Altegris KKR Commitments Master Fund (the “Trust”) be, and each hereby is, on behalf of the Trust, authorized to file an application with the Securities and Exchange Commission, and all amendments thereto, seeking such relief from the provisions of Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), Rule 17d-1 promulgated thereunder, and such other provisions of the 1940 Act as may be necessary or appropriate, to permit the Company to (i) invest in private placement securities jointly with other unregistered investment funds managed by StepStone Group, LP and/or its affiliates, (ii) make Follow-On Investments in private placement securities purchased pursuant to (i) above, and (iii) exercise warrants, conversion privileges and other rights associated with private placement securities purchased pursuant to (i) and (ii) above.

V.                                    Request for Relief

For the foregoing reasons, Applicants request that the Commission issue an order under Rule 17d-1 of the Act granting the relief sought by this Amended and Restated Application.  Applicants submit that the relief is necessary or appropriate in the public interest consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

Amended and Restated Application Dated:  September 14, 2016

ALTEGRIS KKR COMMITMENTS MASTER FUND

By:	/s/Ken McGuire
Name: Ken McGuire
Title: Treasurer, Principal Accounting Officer

ALTEGRIS ADVISORS, L.L.C.

By:	/s/Ken McGuire
Name: Ken McGuire
Title: President and Chief Operating Officer

STEPSTONE GROUP LP
By: StepStone Group Holdings LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE GROUP REAL ASSETS LP
By: StepStone Group Real Assets Holdings LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE GROUP REAL ESTATE LP
By: StepStone Group Real Estate Holdings LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

CGR/PE, LLC
By: StepStone Group LP, its manager
By: StepStone Group Holdings LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE AMP OPPORTUNITIES FUND, L.P.
By: StepStone AMP (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY MARKETS SERIES 1 2014
By: StepStone Atlantic (GP), L.P., its general partner
By: StepStone Atlantic Holdings (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III, L.P.
By: StepStone Capital III (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.
By: StepStone Capital III (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

SCP III Holding SCS
By: StepStone European Fund GP S.à r.l., its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FERRO OPPORTUNITIES FUND, L.P.
By: StepStone Ferro (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.
By: StepStone K Opportunities (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE HOLDINGS, L.P.
By: StepStone Secondaries II (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.
By: StepStone Secondaries II (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE HOLDINGS, SCSp
By: StepStone Secondaries III (GP), S.à r.l., its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.
By: StepStone Secondaries III (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE UWF SECONDARY OPPORTUNITIES FUND, L.P.
By: StepStone UWF Secondaries (GP), L.P., its general partner
By: StepStone UWF Holdings (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE KF INFRASTRUCTURE FUND, L.P.
By: StepStone KF (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE KF PRIVATE EQUITY FUND, L.P.
By: StepStone KF (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS INFRASTRUCTURE FUND, L.P.
By: StepStone NPS Siera (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS PRIVATE EQUITY FUND, L.P.
By: StepStone NPS PE (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE Rivas PRIVATE EQUITY FUND, L.P.
By: StepStone Rivas (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FSS OPPORTUNITIES FUND, L.P.
By: StepStone FSS (GP), LLC, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

LEXINGTON C/RE, LLC
By: StepStone Group Real Estate LP, its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE REAL ESTATE PARTNERS III, L.P.
By: StepStone REP III (GP), its general partner

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE AMP (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE ATLANTIC (GP), L.P.

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE CAPITAL III (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE EUROPEAN FUND GP S.À R.L.

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FERRO (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE K OPPORTUNITIES (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES II (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES III (GP), S.À R.L.

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE SECONDARIES III (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE UWF SECONDARIES (GP), L.P.

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE KF (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS SIERA (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE NPS PE (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE RIVAS (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE FSS (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

STEPSTONE REP III (GP), LLC

By:	/s/Jason Ment
Name: Jason Ment
Title: Partner and General Counsel

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated September 14, 2016 for and on behalf of Altegris KKR Commitments Master Fund and Altegris Advisors, L.L.C. and that all actions necessary to authorize the undersigned to execute and file this Amended and Restated Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

ALTEGRIS ADVISORS, L.L.C.

By:	/s/Ken McGuire
Name: Ken McGuire
Title: President and Chief Operating Officer

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Amended and Restated Application dated September 14, 2016 for and on behalf of StepStone Group LP, StepStone Group Real Assets LP, StepStone Group Real Estate LP, CGR/PE, LLC, StepStone AMP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. — Private Markets Series 1 2014, StepStone Capital Partners III, L.P., StepStone Capital Partners III Offshore Holdings, L.P., SCP III Holding SCS, StepStone Ferro Opportunities Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings, SCSp, StepStone Secondary Opportunities Fund, III, L.P., StepStone UWF Secondary Opportunities Fund, L.P., StepStone KF Infrastructure Fund, L.P., StepStone KF Private Equity Fund, L.P., StepStone NPS Infrastructure Fund, L.P., StepStone NPS Private Equity Fund, L.P.,  StepStone Rivas Private Equity Fund, L.P.,  StepStone FSS Opportunities Fund, L.P., Lexington C/RE, LLC, and StepStone Real Estate Partners III, L.P., StepStone AMP (GP), LLC, StepStone Atlantic (GP), L.P., StepStone Capital III (GP), LLC, StepStone European Fund GP S.à r.l., StepStone Ferro (GP), LLC, StepStone K Opportunities (GP), LLC, StepStone Secondaries II (GP), LLC, StepStone Secondaries III (GP), S.à r.l., StepStone Secondaries III (GP), LLC, StepStone UWF Secondaries (GP), L.P., StepStone KF (GP), LLC, StepStone NPS Siera (GP), LLC, StepStone NPS PE (GP), LLC, StepStone Rivas (GP), LLC, StepStone FSS (GP), LLC,  StepStone REP III (GP), LLC and that all actions necessary to authorize the undersigned to execute and file this Application have been taken.  The undersigned further states that he is familiar with the Amended and Restated Application and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/Jason Ment
Jason Ment
Partner and General Counsel